Exhibit 99.3

tZERO Group, Inc.
Consolidated Financial Statements
December 31, 2021 and 2020
(With Independent Registered Public Accounting Firm Thereon)

tZERO Group, In.
Consolidated Financial Statements
December 31, 2021 and 2020

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1-2
Consolidated Balance Sheets	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Stockholders’ Equity	5
Consolidated Statements of Cash Flows	6-7
Notes to Consolidated Financial Statements	8-33

Independent Auditors' Report

The Board of Directors of
tZERO Group, Inc.

Opinion

We have audited the consolidated financial statements of tZERO Group, Inc., and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 19 to the consolidated financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate this matter is also described in Note 19. Our opinion is not modified with respect to this matter.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2020, were audited by another auditor, who expressed an unmodified opinion on those statements on March 21, 2022.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ BAKER TILLY US, LLP

New York, New York
November 2, 2022

tZERO Group, Inc.
Consolidated Balance Sheets
December 31, 2021 and 2020
(in thousands, except per share amounts)

	2021	2020
Assets
Current assets:
Cash, cash equivalents and restricted cash	$17,664	$15,165
Marketable securities	—	1,762
Accounts receivable, net	3,008	5,419
Crypto assets held	1,027	129
Prepaid and other assets, net	1,494	470
Total current assets	23,193	22,945
Fixed assets, net	8,417	8,681
Intangible assets, net	3,012	5,772
Goodwill	25,453	25,453
Operating lease right-of-use assets	7,102	7,226
Equity securities	9,014	10,786
Total assets	$76,191	$80,863
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,519	$11,135
Operating lease liabilities, current	614	1,478
Acquisition note payable to Overstock	—	4,000
Note payable to parent	5,000	—
Operating note payable to Overstock	—	84,601
Accrued interest payable	4	10,714
Total current liabilities	14,137	111,928
Operating lease liabilities, non-current	7,629	7,099
Other long-term liabilities	426	370
Total liabilities	22,192	119,397
Commitments and contingencies (Note 10)
Stockholders' equity (deficit):
Preferred equity tokens, $0.01 par value, authorized shares - 100,000
Shares issued and outstanding - 21,278 and 20,819	213	208
Common stock, $0.01 par value, authorized shares - 500,000
Shares issued - 243,881 at December 31, 2021 and 101,791 at December 31, 2020; Shares outstanding - 243,748 at December 31, 2021 and 101,658 at December 31, 2020	2,434	1,013
Treasury stock	(266)	(266)
Additional paid-in capital	242,908	129,670
Accumulated deficit	(193,608)	(171,670)
Equity attributable to stockholders of tZERO Group, Inc.	51,681	(41,045)
Equity attributable to noncontrolling interests	2,318	2,511
Total stockholders' equity (deficit)	53,999	(38,534)
Total liabilities and stockholders' equity (deficit)	$76,191	$80,863
See accompanying notes to Consolidated financial statements.

tZERO Group, Inc.
Consolidated Statement of Operations
Years ended December 31, 2021 and 2020
(in thousands)

	2021	2020
Revenues
Commissions income, net of rebates from trade executions	$32,916	$43,357
Investor verification revenue	1,264	1,042
Commissions income, net from ATS platform	612	1,032
Commissions income from cryptocurrency platform	393	51
Due diligence and other income	110	384
Total Revenues	35,295	45,866
Cost of revenues
Commission expenses	22,604	35,230
Clearance and other charges	3,244	3,008
Cost of revenues	25,848	38,238
Revenues, net	9,447	7,628
Operating Expenses
Employee compensation, payroll taxes and benefits	16,169	14,915
Software licenses, services, and communication	3,827	2,965
Professional services	5,538	3,617
Legal fees	4,282	4,607
Rent and occupancy	2,873	2,377
General and administrative	866	702
Depreciation and amortization	7,723	8,168
Stock Compensation	1,199	6,670
Impairment of cryptocurrencies	122	11
Total Operating Expenses	42,599	44,032

Operating Loss	(33,152)	(36,404)
Other Income (Expense)
Realized gain (loss) on sale of equity securities	11,337	(7,056)
Penalties and fines	—	(1,310)
Other	(36)	(4,386)
Loss before taxes	(21,851)	(49,156)

Provision for income taxes	(280)	(49)

Net loss	(22,131)	(49,205)
Non controlling interests	(193)	(204)

Net loss attributable to common shares	$(21,938)	$(49,001)

See accompanying notes to Consolidated financial statements.

tZERO Group, Inc.
Consolidated Statement of Changes in Stockholders' Equity
Years ended December 31, 2021 and 2020
(in thousands, except per share amounts)

	Common Stock		Preferred Stock (TZROP)		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Accumulated Deficit	Noncontrolling Interest	Total
At December 31, 2019	101,282	$1,013	20,807	$208	—	$(266)	$121,185	$(122,655)	$2,715	$2,200
Stock-based compensation to employees and directors	—	—	—	—	—	—	3,471	—	—	3,471
Shares issued upon vesting of equity awards expense	—	—	12	—	—	—	—	—	—	—
Common stock sold at market	509	—	—	—	—	—	5,000	—	—	5,000
Dividends (Stock awards to parent employees)	—	—	—	—	—	—	14	(14)	—	—
Net loss	—	—	—	—	—	—	—	(49,001)	(204)	(49,205)
At December 31, 2020	101,791	1,013	20,819	208	—	(266)	129,670	(171,670)	2,511	(38,534)
Stock-based compensation to employees and directors	—	—	—	—	—	—	1,199	—	—	1,199
Consulting and other expense	1,089	11	459	5	—	—	1,208	—	—	1,224
Conversion of debt into common stock	124,898	1,249	—	—	—	—	97,992	—	—	99,241
Cash investment by Medici	16,103	161	—	—	—	—	12,839	—	—	13,000
Net loss	—	—	—	—	—	—	—	(21,938)	(193)	(22,131)
At December 31, 2021	243,881	$2,434	21,278	$213	—	$(266)	$242,908	$(193,608)	$2,318	$53,999

See accompanying notes to Consolidated financial statements.

tZERO Group, Inc Consolidated Statements of Cash Flow Years ended December 31, 2021 and 2020 (in thousands)
	2021	2020
Cash flows from operating activities:
Net loss	$(22,131)	$(49,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of fixed assets	4,934	5,203
Amortization of intangible assets	2,790	2,964
Stock-based compensation to employees and directors	2,353	3,471
Loss on sale of equity securities	(10,953)	(2,161)
Loss on equity method securities	—	4,341
Fair value adjustment for equity securities under ASC 321	—	2,715
Other	—	(224)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	2,411	(2,115)
Prepaids and other assets, net	(1,024)	197
Crypto assets held	(898)	(28)
Accounts payable and accrued liabilities	(2,616)	8,093
Operating lease liabilities	(334)	(85)
Amortization of right-of-use asset	124	752
Other long-term liabilities	56	233
Net cash used in operating activities	(25,288)	(25,849)
Cash flows from investing activities:
Purchase of equity securities	—	(5,000)
Proceeds from sale of equity securities	14,487	6,306
Expenditure for fixed ass	(4,700)	(4,008)
Net cash provided by (used in) investing activities	9,787	(2,702)
Cash flows from financing activities:
Proceeds from sale of tZERO shares to Medici Ventures, L.P.	13,000	—
Proceeds from note payable to Medici Venture, L.P.	5,000	—
Proceeds from operating note payable	—	30,227
Paid in capital for noncontrolling interest	—	912
Net cash provided by financing activities	18,000	31,139

Net increase in cash and cash equivalents	2,499	2,588
Cash, cash equivalents, and restricted cash beginning of year	15,165	12,577
Cash, cash equivalents, restricted cash end of year	$17,664	$15,165
Continued on the following page

tZERO Group, Inc. Consolidated Statements of Cash Flow Years ended December 31, 2021 and 2020
	Year Ended December 31,
	2021	2020
Supplemental disclosures of cash flow information:
Notes payable to Overstock converted into equity	$10,082	$—
Issuance of common stock in exchange for consulting services	884	—
Overstock downstream stock comp expense recognition	—	1,412
Proceeds from sale of marketable securities included in accounts receivable	—	5
tZERO upstream stock comp expense (dividend to Overstock)	—	14
Right-of-use assets obtained in exchange for new operating lease liabilities	688	367
Cash paid for income taxes	—	1,410

See accompanying notes to Consolidated financial statements.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

1. BASIS OF PRESENTATION

Business and Organization

On December 1, 2014, Medici Inc. ("Medici") was incorporated in the State of Utah, as a wholly owned subsidiary of Overstock.com, Inc. ("Overstock"), as a financial technology company pursuing initiatives to develop and commercialize financial applications of blockchain technologies. Pursuant to an agreement dated November 21, 2014, on July 16, 2015, Overstock transferred 24.9% of its shares of Medici to a third-party. On August 26, 2015, the third-party transferred 5.9% of the shares back to Overstock and redistributed some of its shares to other individuals or entities. On October 21, 2016, Medici formally changed its name to t0.com, Inc. On February 3, 2017, Overstock transferred its 81.0% ownership of t0.com, Inc. to its wholly owned subsidiary, Medici Ventures, Inc. ("Medici Ventures"). On October 1, 2018, t0.com, Inc. was re-incorporated in the State of Delaware and changed its name to tZERO Group, Inc. (the "Company").

As used herein, "we," "our" and similar terms include the Company and its subsidiaries, unless the context indicates otherwise.

The Company is a financial technology company with the goal of democratizing access to private capital markets whose primary focus is on the development and adoption of digital securities. We offer institutional-grade solutions for issuers looking to digitize their capital table through blockchain technology and the use of digital securities, and trade on a regulated alternative trading system. We democratize access to private assets by providing a simple, automated, and efficient trading venue to broker-dealers, institutions, and investors. We have developed a suite of technologies (the”tZERO Technology Stack”) that enables issuers to issue, and relevant regulated market participants to support the issuance, trading, clearance, and settlement of digital securities.

“Digital securities” are conventional uncertificated securities where the issuer arranges for a digital “courtesy carbon copy” of the transfer agent’s share registry to be viewable on the blockchain to enhance the investor experience through added transparency, but which have no controlling legal effect. The Company and its affiliates are working with regulators and other stakeholders to expand the role of blockchain in the lifecycle of digital securities and to facilitate the infrastructure, issuance, recording, trading, clearing, settlement, and regulatory compliance of “digital asset securities” as described in the July 8, 2019 Joint Staff Statement on Broker-Dealer Custody of Digital Asset Securities in a manner consistent with existing market and legal infrastructure.

We also support the adoption of such assets by developing the tZERO Technology Stack for use by regulated venues on which those digital securities can trade, as well as investing in subsidiaries and joint venture entities that own and operate such trading venues. These investments include the alternative trading system (the “tZERO ATS”) run by our wholly-owned subsidiary, tZERO ATS, LLC, an SEC-registered broker-dealer which provides a regulated venue for matching buy and sell orders to our broker-dealer subscribers, including for the trading of digital securities, and our joint venture with BOX Digital Markets LLC (“BOX Digital”), intended to develop a U.S. national securities exchange facility with regulatory approvals enabling it to support trading in a type of security for which order and transaction data would be captured on a proprietary blockchain and to also support settlement of transactions in such securities on BSTX faster than T+2. Another wholly owned subsidiary, tZERO Markets, LLC (“tZERO Markets”), is an SEC-registered broker-dealer which offers a website, and in the future intends to provide a mobile application, that allows retail customers to conduct self-directed trading of digital securities.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
In addition, we also maintain certain other businesses, including the broker-dealer activities of our subsidiary SpeedRoute LLC (“SpeedRoute”), which provides connectivity to its registered broker-dealer clients to U.S. equity exchanges and off- exchange sources of liquidity. tZERO Technologies LLC (“tZERO Tech”) is a company that holds our fixed assets. It also enters into technology contracts and deploys purchased software and technology company wide. Our remaining businesses include tZERO Crypto, Inc. (“tZERO Crypto”), a virtual currency wallet and exchange services business that we acquired 100% ownership interest in the first quarter of 2019, and Verify Investor, LLC, an accredited investor verification company that we acquired a majority ownership interest in the first quarter of 2018.

Basis of presentation and Going Concern

These Consolidated Financial Statements have been prepared in accordance with GAAP assuming the Company will continue as a going concern.

Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists. As discussed in Note 19 - Going Concern, the Company has incurred recurring losses from operations since inception. The Company will require additional liquidity to continue its operations over the next 12 months.

The Consolidated Financial Statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern. See Note 20 - Subsequent Events.

In that regard, the audit report issued by our independent registered public accounting firm for the audit of our 2020 and 2021 financial statements includes an emphasis of matter paragraph describing the existence of conditions that raise substantial doubt about our ability to continue as a going concern. See Note 20 - Subsequent Events.

Reclassifications and Revisions

Certain reclassifications have been made to the prior periods Consolidated financial statements in order to conform to the current period presentation. Such classifications have no effect on previously reported Consolidated net losses.

During 2021, we discovered that the par value of our common was understated and preferred stock was overstated. The overstatement had no effect on the Consolidated Financial Statements as the corresponding adjustment was to Additional paid-in capital.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying Consolidated financial statements include our accounts and the accounts of our wholly- owned subsidiaries and majority-owned subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

Use of estimates

The Company's Consolidated Financial Statements are prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allowance for doubtful accounts, goodwill and intangibles, compensation accruals, capitalized software, leases, litigation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Cash, cash equivalents and restricted cash

Cash equivalents include money market accounts, which are payable on demand, and short-term investments with an original maturity of less than 90 days. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk. The Company has not experienced any credit losses associated with its Cash, cash equivalents and restricted cash accounts.

Cash restricted is segregated under a collateral agreement. There was $1.0 million restricted cash at December 31, 2021, and $0.6 million at December 31, 2020, related to this collateral agreement.

Additionally, the Company maintains a cash balance with Metropolitan Commercial Bank as part of its operating agreement with the bank related to the purchase of bitcoin on cryptocurrency exchange markets. There was a balance of $250,000 at December 31, 2021, and 2020.

Fair Value Measurement

We account for our assets and liabilities using a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs have created the fair-value hierarchy below. This hierarchy requires us to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value.

•Level 1 - Quoted prices for identical instruments in active markets;
•Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
•Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Under GAAP, certain assets and liabilities are required to be recorded at fair value on a recurring basis. Our assets and liabilities that are adjusted to fair value on a recurring basis includes cash equivalents and certain equity securities. Our other financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities, and notes payables are carried at cost, which approximates their fair value. Certain assets, including long-lived assets, certain equity securities, goodwill, cryptocurrencies, and other intangible assets, are measured at fair value on a nonrecurring basis in certain circumstances (e.g., when there is evidence of impairment); that is, the assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments using fair value measurements with unobservable inputs (level 3), apart from cryptocurrencies which use quoted prices from various digital currency exchanges with active markets.

Accounts receivable

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable for regulatory purposes and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and an allowance of $37,060 was recorded as of December 31, 2021 and $121,029 as of December 31, 2020.

Current Expected Credit Losses

The Company had $3.6 million and $5.6 million receivable from third parties on December 31, 2021 and on December 31, 2020, respectively. The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Concentration of credit risk

We maintain cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them.

Due from Brokers

The Company holds cash collateral at clearing broker-dealers or exchanges. These amounts are generally due to the Company on demand pending settlement of any outstanding transactions. These amounts are not covered by FDIC insurance, but the Company has not experienced any losses associated with these funds. As of December 31, 2021, $0.8 million was on deposit and is included in Prepaid and other current assets, net on the Consolidated Balance Sheets. As of December 31, 2020, $0.5 million was on deposit and is included in Prepaid and other current assets, net on the Consolidated Balance Sheets.

Crypto Assets Held

Crypto Assets Held represent cryptocurrencies held by the Company. The Company uses three different exchanges to conduct its purchases, sales, and custody of its crypto assets, which are all held in unique wallets that are controlled by the Company. Crypto Assets Held are accounted for as intangible assets with indefinite useful lives.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite- lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. During the years ended December 31, 2021 and 2020, the Company recorded impairment charges of $122,000 and $11,000, respectively and is recorded in the Consolidated Statements of Operations.

The Company accounts for purchases of crypto assets at cost and the Company tracks the cost basis of each crypto asset purchased, by way of exchange or customer sale. These transactions include transaction costs which are not identifiable and are immaterial. Principal purchases and sales performed by the Company are booked in conjunction with customer transactions, and accordingly, all net purchases and sales are netted on the statement of cash flows.

Realized gains and losses related to crypto asset transactions are recorded when the fair value does not equal the carrying value at the time of sale. They are computed using the first-in-first-out (FIFO) method. They are reported as realized gain (loss) on crypto asset sales on the Consolidated Statement of Operations.

The crypto assets to be transferred represent cryptocurrencies purchased to fulfill prospective customer purchase orders.

Due to Customers

Through May 2021, the Company waited five days before fulfilling cryptocurrency customer orders. The purpose of the five-day holding period was to minimize the risk of fraudulent customer activity or of chargeback returns due to insufficient funds.

In June 2021, due to the Company’s transition to its current business model whereby third-party custodians, such as Prime Trust, provide custodial services to customers residing in permitted jurisdictions utilizing the tZERO Crypto Platform, all customer cryptocurrency orders are processed and satisfied instantaneously. A one-day lag is used to book payables to customers. The unfulfilled obligation of transferring the cryptocurrency is recognized as a liability. The unfulfilled obligation amounted to approximately $16,000 and $83,000 at December 31, 2021 and 2020, respectively are recorded within Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Marketable Securities

Marketable securities consisted of equity securities in a public entity which owned the majority of the Company. The marketable equity securities have a readily determinable fair value and are measured and recorded at fair value on a recurring basis. In February 2021, all the marketable securities were sold resulting in a recognized gain of $2.1 million. In accordance with Accounting Standard Codification (ASC) Topic 321, Investments – Equity Securities realized gains and losses and unrealized holding gains or losses on marketable securities are reported as gains or losses on the Consolidated Statements of Operations.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Fixed assets, net

Fixed assets, which include assets such as our furniture and equipment, technology infrastructure, internal use software, and website development, are recorded at cost and depreciated using the straight-line method over the estimated useful lives.

Included in fixed assets is the capitalized cost of internal use software and website development, including software used to upgrade and enhance our website and processes supporting our business, both developed internally and acquired externally. We capitalize costs incurred during the application development stage of internal use software and amortize these costs over the estimated useful life of two to three years. Costs incurred related to design or maintenance of internal use software are expensed as incurred.

Life (years)
Furniture and equipment	5 - 7
Computer hardware	3 - 4
Computer software, including internal-use software and website development	2 - 4

Equity securities under ASC 321

At December 31, 2020, we held minority interests in certain public entities, accounted for under ASC Topic 321, Investments—Equity Securities ("ASC 321"), which are included in Equity securities and Marketable securities in our Consolidated Balance Sheets. We measure our ASC 321 equity securities and marketable securities at fair value based on Level 1 inputs (see Fair value of measurement above) unless there is no readily determinable fair value for the underlying security. Where there is no readily determinable fair value, we have elected the measurement alternative described in ASC 321 and below. Dividends received are reported in earnings, if and when received, in Other expense, net in the Consolidated Statement of Operations. We review our securities individually for impairment by evaluating if events or circumstances have occurred that may indicate the fair value of the security is less than its carrying value. If such events or circumstances have occurred, we estimate the fair value of the security and recognize an impairment loss equal to the difference between the fair value of the security and its carrying value which is recorded in Other expense, net in our Consolidated Statement of Operations. In such cases, the estimated fair value of the security is determined using unobservable inputs including assumptions by the investee's management including quantitative information such as lower valuations in recently completed or proposed financings. These inputs are classified as Level 3. During 2021, we sold these equity securities resulting in realized gains of $7.1 million, which is included in Other Income (Expense) in the Consolidated Statements of Operations. At December 31, 2021, we did not have any minority interest in any public entities, accounted for under ASC Topic 321.

The carrying amount of our marketable securities and equity securities under ASC 321 consists of the following (in thousands):

	December 31, 2021	December 31, 2020
Marketable securities with readily determinable fair value	$—	$1,762
Equity securities with readily determinable fair value	—	2,272
Total marketable and equity securities under ASC321	$—	$4,034

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The portion of unrealized gains and losses for the period related to marketable and equity securities with readily determinable fair value still held at December 31, 2021 and 2020 is as calculated as follows (in thousands):

	Year ended December 31,
	2021	2020
Net gain/losses recognized during the period on marketable and equity securities with readily determinable fair values	$—	$(554)
Less: Net gain/losses recognized during the period on marketable equity securities sold with readily determinable fair values	—	2,161
Unrealized losses recognized during the reporting period on marketable equity securities still held at the reporting period with readily determinable fair values	$—	$(2,715)

Equity method securities under ASC 323

Minority interests in other entities in which we can exercise significant influence, but not control, over the entity through either holding more than a 20% voting interest in the entity or through our representation on the entity's board of directors are accounted for as equity method securities under ASC Topic 323, Investments - Equity Method and Joint Ventures ("ASC 323"), and are included in Equity securities in our Consolidated Balance Sheets.

As of December 31, 2021, and 2020, we have a 50% ownership interest in Boston Security Token Exchange LLC ("BSTX"), a joint venture with BOX Digital Markets LLC. Based on the nature of our ownership interests and extent of our contributed capital, we have a variable interest in BSTX. However, we have insufficient voting rights or other means to influence the investee such that we do not have power to direct the investee's activities that most significantly impact the economic performance of each entity. Further, we are not the investee's primary beneficiary and we therefore do not consolidate the investee in our financial statements. Over the period of time of our 50% ownership of BSTX, we invested $15.0 million in cash. See Note 20 – Subsequent Events.

The following table summarizes the carrying amount of our equity method securities (in thousands):

	December 31, 2021	December 31, 2020
Equity method securities	$8,131	$8,514

At December 31, 2021, the carrying value of our equity method securities exceeded the amount of underlying equity in net assets of the investees and the difference was primarily related to goodwill and the fair value of intangible assets. The basis difference attributable to amortizable intangible assets is amortized over their estimated useful lives. We record our proportionate share of the net income or loss of the investee and the amortization of the basis difference related to intangible assets in Other within the Other income (expense) section in our Consolidated Statement of Operations with corresponding adjustments to the carrying value of the investment.

The following table summarizes the net losses recognized on equity method securities for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Net loss recognized on our proportionate share of the net
losses of our equity method investees and amortization
of the basis difference	$383	$4,341

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Investment carried under the cost method

We own a minority interest in Blue Ocean Technologies. During 2021, we sold a portion of our ownership resulting in a $4 million realized gain which is included in Realized gain (loss) on sale of equity securities in our Consolidated Statement of Operations. Its’ subsidiary, Blue Ocean ATS, LLC, is the operator of the alternative trading system, and uses electronic order-delivery and live data to provide an “exchange-like” experience for global investors in overnight trading, bridging the eight-hour time gap in US equities trading. As of December 31, 2021, this investment was carried at a cost of $0.9 million. We account for this investment under the cost method.

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment at least annually or when we deem that a triggering event has occurred. When evaluating whether goodwill is impaired, we make a qualitative assessment to determine if it is more likely than not that the fair value our reporting unit is less than its carrying amount. If the qualitative assessment determines that it is more likely than not that its fair value is less than its carrying amount, we compare the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value of the reporting unit, not to exceed the carrying amount of the goodwill. There were no impairments to goodwill recorded during the years ended December 31, 2021 and 2020.

Intangible assets other than goodwill

We capitalize and amortize intangible assets other than goodwill over their estimated useful lives unless such lives are indefinite. Intangible assets other than goodwill acquired separately from third parties are capitalized at cost while such assets acquired as part of a business combination are capitalized at their acquisition-date fair value.

During the normal course of business, the Company develops software programs through which its products and services are sold to its customers. Capitalized development costs include certain expenditures to develop these programs. Additionally, development costs are capitalized when there is a major revision to an existing program that requires a significant re-write of the program. Costs incurred to maintain existing offerings are expensed when incurred. In addition, development costs incurred in the research and development of new products are expensed as incurred until economic feasibility has been established.

Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that the carrying value more likely than not exceeds its fair value. In addition, we routinely evaluate the remaining useful life of intangible assets not being amortized to determine whether events or circumstances continue to support an indefinite useful life, including any legal, regulatory, contractual, competitive, economic, or other factors that may limit their useful lives. Definite lived intangible assets are amortized using the straight-line method of amortization over their useful lives, except for certain intangibles (such as acquired technology, customer relationships, and trade names) which are amortized using an accelerated method of amortization based on cash flows.

These definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable as described below under Impairment of long-lived assets.

For all periods presented, we had no intangible assets that had an indefinite life.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Impairment of long-lived assets

We review property and equipment and other long-lived assets, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. See the Cryptocurrencies section above for our impairment policy over cryptocurrencies. Recoverability is measured by comparison of the assets' carrying amount to future undiscounted net cash flows the asset group is expected to generate. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If such asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair values. There were no impairments to long-lived assets recorded during the years ended December 31, 2021 and 2020.

Common stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends declared by the board of directors out of funds legally available. No dividends have been declared or paid on our common stock since inception through December 31, 2021.

TZROP

Our tZERO Preferred Equity Tokens ("TZROP") are classified as Stockholders' equity within our Consolidated Balance Sheets. TZROP holders have the right to, prior to distributing earnings to common stockholders, a noncumulative dividend equal to 10% of our Consolidated Adjusted Gross Revenue (as defined by the TZROP offering documents) for the most recently completed fiscal quarter, if declared by our Board of Directors, to be paid out of funds lawfully available on a quarterly basis. TZROP holders are not entitled to participate in any dividends paid to the holders of our common stock, have no rights to vote, and have no rights to the undistributed earnings and are not entitled to any utility functionality as part of the TZROP. Any remaining undistributed earnings or losses of the Company for a period shall be allocated to the TZROP holders based on the contractual participation rights of the security to share in those earnings as if all the earnings for the period had been distributed. In the event of any liquidation, dissolution or winding up of the Company, the TZROP holders will be entitled to the limited preferential liquidation rights equal to USD $0.10 per token to the extent funds are available.

At December 31, 2018, cumulative proceeds since December 18, 2017, from the TZROP offering totaling $104.8 million, net of $22.0 million of withdrawals, have been classified as Stockholders’ equity within our Consolidated Balance Sheets. As of December 31, 2018, tZERO incurred $21.5 million of offering costs associated with the TZROP offering that are classified as a reduction in proceeds within Additional paid-in capital of our Consolidated Balance Sheets. There was 21.3 million TZROP outstanding as of December 31, 2021, and there was 20.8 million TZROP outstanding as of December 31, 2020.

GSR Agreement

In August 2018, Overstock signed a Token Purchase Agreement with GSR Capital Ltd., a Cayman Islands exempted company (“GSR”). The Token Purchase Agreement sets forth the terms on which GSR had agreed to purchase, for $30 million, on May 6, 2019 or such other date as agreed by the parties, security tokens at a price of $6.67 per security token. On May 8, 2019, the parties executed an Investment Agreement to replace the Token Purchase Agreement under which GSR agreed to purchase 508,710 shares of tZERO common stock, representing approximately 0.5% of the issued and outstanding common stock of tZERO. In exchange, GSR agreed to transfer to tZERO a total $5.0 million in consideration. On September 16, 2019, in recognition of GSR’s remaining obligations under the Investment Agreement, tZERO and GSR entered into a Promissory Note under which GSR promised to pay the remaining consideration due to tZERO under the Investment Agreement in the form of U.S. dollars in multiple installments by December 6, 2019. On April 1, 2020, tZERO issued 508,710 shares of tZERO common

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
stock, representing approximately 0.5% of our issued and outstanding common stock, to GSR in exchange for $5.0 million in consideration in full satisfaction of the Investment Agreement.

Noncontrolling interests

We hold an 81.0% equity interest in Verify Investor, LLC, an accredited investor verification company. The financial position and results of operations for Verify Investor, LLC is included in our Consolidated financial statements. Intercompany transactions have been eliminated and the amounts of contributions and gains or losses that are attributable to the noncontrolling interests are disclosed in our Consolidated Financial Statements.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•Step 1: Identify the contract with the customer
•Step 2: Identify the performance obligations in the contract
•Step 3: Determine the transaction price
•Step 4: Allocate the transaction price to the performance obligations in the contract
•Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company earns revenue, from fees charged in relation to the sale and purchase of cryptocurrency by consumers using the tZERO Crypto Platform. Fees are collected from consumers, utilizing funds custodied by Prime Trust, at the time of the transaction. Based on this format, the Company has concluded it is not the principal agent in these transactions and therefore recognizes the net commission revenue earned. Each transaction is considered a separate agreement between the Company and the consumer and includes only one performance obligation that is satisfied at a point in time, which is when the cryptocurrency is transferred to the consumer.

For any unperformed obligation, the Company recognizes a liability in relation to the cryptocurrency to be transferred and the portion of the revenue which is unearned. For the years ended December 31, 2021 and 2020, the Company recognized approximately $16,000 and $83,000 in obligations, which are recorded within Accounts payable and accrued expenses on the Consolidated Balance Sheets. The associated unearned revenue was approximately

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
$200 and $1,000 for the years ended December 31, 2021 and 2020 and are included in the Accounts payable and accrued expense on the Consolidated Balance Sheets.

Transaction expenses are comprised of vendor services related to anti-money laundering and know-your- client protection (“AML/KYC”), bank verification, and cryptocurrency source tracking. AML/KYC and bank verification costs are directly related to the onboarding of new customers.

Normally, the Company does not provide refunds and as such, no liability is recognized in relation to refunds.

Significant fluctuations in the prices of cryptocurrencies may adversely affect interest in and demand for cryptocurrencies. While the Company is in its early days of operations, this may affect our ability to generate revenue in the foreseeable future.

We currently derive our revenue primarily from commissions earned through our broker dealer business. Securities transactions routed through SpeedRoute (and the related commission revenue and expense) are recorded on the trade date and on a gross basis. We treat cash consideration paid to our customers in the form of rebates as a reduction of gross revenue. These rebates totaled $1.8 million and $0.9 million during the years ended December 31, 2021 and 2020, respectively.

Due diligence fees are received from issuers before onboarding and offering their security on the trading platform. An initial fee of $10,000, which covers the initial diligence review, is charged, and booked immediately after receipt. Upon completion of the initial diligence review, the Company determines whether there are existing facts or circumstances about the issuer or the security, which would pose an inordinate amount of legal or reputational risk. For this inordinate risk review, the issuer is charged $20,000, along with an annual fee of $20,000. Since both the Company and its potential issuers have the right to cancel these contracts at will, these due diligence fees are not recognized until received, for the issuance of a new security token cannot occur without the completion of these due diligence procedures. For the year ended December 31, 2021 the Company earned $110,000 of due diligence income.

Stock-based compensation

We measure compensation expense for all outstanding unvested share-based awards at fair value on the date of grant and recognize compensation expense over the service period for awards at the greater of a straight-line basis or on an accelerated schedule when vesting of the share-based awards exceeds a straight-line basis. When an award is forfeited prior to the vesting date, we recognize an adjustment for the previously recognized expense in the period of the forfeiture. Certain of our employees hold equity awards (grants of options and restricted stock awards) originally issued by our parent entity, Medici Ventures, and its parent Overstock, which provides the right to acquire shares of common stock in those entities. These awards were originally granted to these employees while employed by either Medici Ventures or Overstock and prior to the employees transfer to tZERO. The downstream awards will continue to vest while these employees are providing services to tZERO over their original vesting term of 3 years. We recognize down stream stock equity awards to our employees as stock compensation expense with a corresponding adjustment to contributed capital (Additional paid-in capital). See Note 12 - Stock-Based Awards.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Our tax provision is allocated by applying the requirements of ASC 740 as if each group member were filing a separate tax return. Our stand-alone financial statements include a valuation allowance because of insufficient taxable income on a separate return basis.

Each quarter we assess the recoverability of our deferred tax assets under ASC 740. We assess the available positive and negative evidence to estimate whether we will generate sufficient future taxable income to use our existing deferred tax assets. We have limited carryback ability and do not have significant taxable temporary differences to recover our existing deferred tax assets, therefore we must rely on future taxable income, including tax planning strategies, to support their realizability. We have established a valuation allowance for our deferred tax assets not supported by carryback ability or taxable temporary differences, primarily due to uncertainty regarding our future taxable income. We have considered, among other things, the cumulative loss incurred over the three-year period ended December 31, 2021 as a significant piece of objective negative evidence. We intend to continue maintaining a valuation allowance on our net deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. The amount of the deferred tax asset considered realizable could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as long-term projections for growth. We will continue to monitor the need for a valuation allowance against our remaining deferred tax assets on a quarterly basis.

Loss contingencies

In the normal course of business, we may become involved in legal proceedings and other potential loss contingencies. We accrue a liability for such matters when it is probable that a loss has been incurred and the amount can be reasonably estimated. When only a range of probable loss can be estimated, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We expense legal fees as incurred. See Note 10 - Commitments and Contingencies.

Recently adopted accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016 02, Leases (Topic 842), which requires lessees to recognize operating leases on Balance Sheets and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018 01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018 10, Codification Improvements to Topic 842, Leases; and ASU No. 2018 11, Targeted Improvements. The new standard establishes a right of use model (ROU) that requires a lessee to recognize an ROU asset and lease liability on the Balance Sheets for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

We elected to early adopt the new standard on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. We adopted the new standard on January 1, 2019 and thus used the effective date as our date of initial application. Consequently, financial information has not been

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019. Upon adoption we recognized cumulative operating lease liabilities of approximately $1.0 million and operating right of use assets of approximately $0.9 million which were reflected as noncash items in the Consolidated Statement of Cash Flows. The difference of $0.1 million represented deferred rent for leases that existed as of the date of adoption, which was an offset to the opening balance of right of use assets.

The new standard provides a number of optional practical expedients in transition. We elected the “package of practical expedients,” which permits us to not reassess under the new standard our prior conclusions about lease identification, lease classification, and initial direct costs as well as the practical expedient pertaining to land easements. We did not elect the use of hindsight practical expedient. The new standard also provides practical expedients for an entity’s ongoing accounting. We elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we did not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. We also elected the practical expedient to not separate lease and non lease components for all of our leases.

The standard had a material effect on our financial statements, primarily related to (1) the recognition of new ROU assets and lease liabilities on our Balance Sheets for our warehouse, office, data center, and equipment operating leases; and (2) providing significant new disclosures about our leasing activities. The additional operating liabilities on our Consolidated Balance Sheets were recognized based on the present value of the remaining minimum rental payments under current leasing standards for our existing operating leases, discounted by our incremental borrowing rate for borrowings of a similar duration on a fully secured basis, with corresponding ROU assets of approximately the same amount.

In June 2016, the FASB issued ASU 2016 13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises how entities account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. For private entities, ASU 2016 13 is required to be adopted for annual periods beginning after December 15, 2020, including interim periods within those fiscal years, with early adoption permitted. We have adopted the standard on January 1, 2020. The Company has completed its analysis of the impact of this guidance and the adoption of this standard did not have a material impact on our Consolidated Financial Statements and related disclosures.

Recently announced accounting standards

In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”) — Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. For private entities, ASU 2019-12 is required to be adopted for annual periods beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on our Consolidated Financial Statements and related disclosures.

In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. For private entities, ASU 2020-01 is required to be adopted for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on our Consolidated Financial Statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which amends and provides Codification improvements to either clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
most entities. For private entities, ASU 2020-10 is required to be adopted for annual periods beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on our Consolidated Financial Statements and related disclosures.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
3. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of our goodwill was $25.5 million at December 31, 2021 and 2020.

Intangibles

The following table summarizes the Company’s intangible assets, net of accumulated amortization (in thousands):

	December 31
	2021	2020
Technology:
Gross carrying amount	$21,400	21,400
Accumulated amortization	(18,536)	(16,355)
Net carrying amount	2,864	5,045
Trade Names Gross carrying amount	1,173	1,173
Accumulated amortization	(1,025)	(609)
Net carrying amount	148	564
Patent:
Gross carrying amount	$315	315
Accumulated amortization	(315)	(152)
Net carrying amount	—	163
Total:
Gross carrying amount	22,888	22,888
Accumulated amortization	(19,876)	(17,116)
Net carrying amount	$3,012	5,772

_______________________________________
(1) At December 31, 2021, the weighted average remaining useful life for intangible assets, other, excluding fully amortized intangible assets, was 4.22 years.
At December 31, 2020, the weighted average remaining useful life for intangible assets, other, excluding fully amortized intangible assets, was 5.56 years.

Estimated amortization expense for the next five years is: $1.7 million in 2022, $1.0 million in 2023, $0.4 million in 2024, $0.2 million in 2025, and $0.1 million thereafter.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
4. FAIR VALUE

The following table summarizes our assets measured at fair value on a recurring basis using the following levels of inputs, as indicated (in thousands):

	Fair value measurements at December 31
	2021		2020
	Total	Level 1	Total	Level 1
Assets:
Cash equivalents – money market mutual funds	$1,000	$1,000	$567	$567
Investment in marketable securities, at fair value	—	—	1,762	1,762
Investment in equity securities at fair value	—	—	2,272	2,272
Total assets	$1,000	$1,000	$4,601	$4,601

There were no transfers of assets or liabilities held at fair value between levels of the fair value hierarchy for any periods presented.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Accounts receivable	$3,045	$5,540
Less: allowance for credit losses	(37)	(121)
Total accounts receivable, net	$3,008	$5,419

6. PREPAIDS AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Other current assets	$763	$155
Prepaid other	731	315
Total prepaids and other current assets	$1,494	$470

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
7. FIXED ASSETS, NET

Fixed assets, net consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Computer hardware and software	$19,811	$15,054
Furniture and equipment	2,947	2,926
	22,758	17,980
Less: accumulated depreciation	(14,431)	(9,299)
Total fixed assets, net	$8,327	$8,681

Upon sale or retirement of assets, cost and related accumulated depreciation and amortization are removed from the Consolidated Balance Sheets and the resulting gain or loss, if any, is reflected in the Consolidated Statement of Operations.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31, 2021	December 31, 2020
Accounts payable and other accruals	$4,072	$6,517
Accrued legal fees	912	720
Accrued compensation and other related costs	1,870	1,769
Accrued loss contingencies	1,575	2,085
Accrued taxes	90	44
Total accounts payable and accrued liabilities	$8,519	$11,135

9. LEASES

We have operating leases for office space, data centers, and certain equipment. Our leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases perpetually, and some of which may include options to terminate the leases within 1 year.

The table provides a summary of leases by Balance Sheet location as of December 31, 2021 and 2020, respectively (in thousands):

	Year ended December 31,
	2021	2020
Operating right-of-use assets	$7,102	$7,226
Operating lease liability - current	614	1,478
Operating lease liability - non-current	7,629	7,099

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Lease expense for the year ended December 31, 2021 and 2020 were as follows (in thousands):

	Year ended December 31,
	2021	2020
Operating lease cost	$1,439	$1,391

The following tables provides supplemental Balance Sheets information related to leases:

	December 31, 2021	December 31, 2020
Weighted-average remaining lease term - operating	9.90 years	9.52 years
Weighted-average discount rate - operating leases	7%	8%

Cash paid for amounts included in the measurement of lease liabilities:

Maturity of lease liabilities under our non-cancellable operating leases as of December 31, 2021, are as follows (in thousands):

Payments due by per	Amount
2022	$982
2023	1,117
2024	1,112
2025	1,112
2026	1,118
Thereafter	5,806
Total lease payments	11,247
Less interest	(3,004)
Present value of lease liabilities	$8,243

10. COMMITMENTS AND CONTINGENCIES

Loss contingencies

In the normal course of business, we may become involved in legal proceedings and other potential loss contingencies. We accrue a liability for such matters when it is probable that a loss has been incurred and the amount can be reasonably estimated. When only a range of probable loss can be estimated, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Due to the uncertainty of litigation and depending on the amount and the timing, an unfavorable resolution of some or all of such matters could materially affect our business, results of operations, financial position, or cash flows. The nature of the loss contingencies relating to claims that have been asserted against us are described below.

The Company is currently the subject of various regulatory reviews by FINRA. In some instances, these matters may rise to a disciplinary action. There is one specific case that management is awaiting to hear back potential fines and penalties from FINRA. No range of settlement value has been formally discussed, and accordingly, management has not accrued a liability for this uncertainty. However, we believe it is likely we will be subject to a monetary fine or penalty, which could be material. We believe we have sufficient working capital to cover the amount of the ultimate fine or penalty.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

We establish liabilities when a particular contingency is probable and estimable. At December 31, 2021, $1.6 million was the accrued liability balance and at December 31, 2020, $2.1 million was the accrued balance, which is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets and relate to broker-dealer activities. It is reasonably possible that the actual losses may exceed our accrued liabilities. See Note 20 – Subsequent Events.

TZROP Offering

In February 2018, the Division of Enforcement of the SEC informed us that it is conducting an investigation and requested that we voluntarily provide certain information and documents related to the TZROP offering in connection with its investigation. In December of 2018, Overstock received a follow-up request from the SEC relating to its investigation. On October 7, 2019, Overstock received a subpoena from the SEC requesting documents related to the Dividend Overstock announced to shareholders in June of 2019 and requesting 10b-5-1 plans of Overstock’s officers and directors, some of whom are or were also officers and directors of tZERO, that were in effect during the period of January 1, 2018 through October 7, 2019. On December 9, 2019, Overstock received a subpoena from the SEC requesting documents related to the GSR transaction and the alternative trading system run by tZERO ATS, LLC, formerly known as Pro Securities, LLC. On December 19, 2019, Overstock received a subpoena from the SEC requesting our insider trading policies as well as certain employment and consulting agreements. We and Overstock have also previously received requests from the SEC regarding our communications with our former chief executive officer and director, Patrick Byrne and the matters referenced in the December 2019 subpoenas.

Broker-Dealer Subsidiaries

Our broker-dealer subsidiaries are subject to extensive regulatory requirements under federal and state laws and regulations and self-regulatory organization (“SRO”) rules. Each of SpeedRoute and tZERO ATS, LLC is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (“Exchange Act”) and in the states in which it conducts securities business and is a member of FINRA and other SROs (as applicable). In addition, tZERO ATS, LLC owns and operates an alternative trading system. Each of SpeedRoute and tZERO ATS, LLC is subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and SROs with which it is registered or licensed or of which it is a member. Moreover, as a result of our projects seeking to apply distributed ledger technologies to the capital markets, our subsidiaries have been, and remain involved in, ongoing oral and written communications with regulatory authorities. As previously disclosed, our broker-dealer subsidiaries are currently undergoing various examinations, inquiries, and/or investigations undertaken by various regulatory authorities, which may result in financial and other settlements or penalties. Any significant failure by our broker-dealer subsidiaries to satisfy regulatory authorities that they are in compliance with all applicable rules and regulations could have a material adverse effect on us.

In June 2021, SpeedRoute settled a disciplinary action which resulted in the payment of $0.3 million.

tZERO Crypto

Our subsidiary, tZERO Crypto, is registered as or is applying to become a money transmitter (or its equivalent) in many states and is subject to extensive regulatory requirements applicable to money services businesses, including the requirements of the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”), anti-money laundering requirements, know-your-customer requirements, record-keeping, reporting and capital and bonding requirements, and inspection by state and federal regulatory agencies. Compliance with these requirements requires the dedication of significant resources and any material failure by tZERO Crypto, Inc. to remain in compliance with these requirements could subject it to liability or limit the services it may offer.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

11. REVENUES FROM CONTRACTS WITH CUSTOMERS

The timing of the revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. We had gross receivables related to revenues from contracts with customers of $2.9 million as of December 31, 2021 and $5.2 million on December 31, 2020.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, as of January 1, 2018 in the Consolidated Financial Statements by applying the modified retrospective method. The Company’s revenue recognition methods for its contracts with customers prior to the adoption of ASU 2014-09 are consistent with its methods after the adoption. Accordingly, the adoption of the new standard did not result in a transition adjustment to opening retained earnings, and as a result, revenues for contracts with customers would not have been adjusted in prior periods and are not presented herein on an adjusted basis.

The Company earns commission revenue by acting as an agent on behalf of customers. The Company’s performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date. The Company also earns revenue from verification of investor accreditations. The Company earns the majority of its revenue through commission income.

The following tables present the Company’s revenue from contracts with customers disaggregated by entities for the years ended December 31, 2021 and 2020 (in thousands):

		Year ended December 31,
		2021	2020
Entity	Income statement classification
Speed Route	Commissions income, net	$32,916	$43,357
Verify Investor	Investor verification revenue	1,264	1,042
ATS	Commissions income, net	612	1,032
Crypto	Commissions income, net	393	51
ATS	Due diligence and other income	110	384
Total revenue		$35,295	$45,866

We currently derive our revenue primarily from our broker dealer business. During the year ended December 31, 2021, we earned revenue from three customers totaling 32%, 17% and 12% of Consolidated net revenues. During the year ended December 31, 2020, we earned revenue from two customers totaling 25%, and 17% of Consolidated net revenues.

At December 31, 2021, 21%, 14% and 13% of accounts receivable was owed from three customers. At December 31, 2020, 20% and 19% of accounts receivable was owed from two customers.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

12. STOCK-BASED AWARDS

Stock based awards

The tZERO.com 2017 Equity Incentive Plan provides for grant of options and restricted stock awards to employees and directors of and consultants to acquire up to 5% of the authorized shares of our common stock. In 2020, we granted 60,000 stock option awards with a cumulative grant date fair value of $46,000. In June 2020, we completed the restructuring of our outstanding equity awards through the amendment and cancellation of each of our outstanding stock option awards in favor of the issuance of restricted stock awards, with each participant under the plan receiving one restricted stock unit for each stock option canceled. In addition to the original service-based vesting condition (generally three years), the restricted stock unit awards included an added performance-based vesting condition that a liquidity event must occur in order for the restricted stock unit awards to vest. The exchange was accounted for as a Type II modification with an incremental fair value of $6.9 million for the modified awards which will be expensed for the fully vested portion of the grant once the performance-based vesting condition becomes probable and the remaining fair value of the grant will be expensed on a straight-line basis over the remaining vesting period. During the year ended December 31, 2021, we granted 19,432,321 restricted stock awards with a cumulative grant date fair value of $15.8 million. No stock option awards were issued during the year ended December 31, 2021.

Certain of our employees hold equity awards (grants of options and restricted stock awards) originally issued by our parent entity, Medici Ventures, and its parent Overstock, which provides the right to acquire shares of common stock in those entities. These awards were originally granted to these employees while employed by either Medici Ventures or Overstock and prior to the employees transfer to tZERO. The downstream awards will continue to vest while these employees are providing services to tZERO over their original vesting term of 3 years.

Cumulative stock-based compensation expense, including down stream awards, was $2.4 million and $3.5 million for the year ended December 31, 2021 and 2020, respectively.

13. OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following (in thousands):

	Year ended December 31,
	2021	2020
Overstock.com overhead charges	$(662)	$(3,781)
Other	626	(431)
Medici Ventures employees charges	—	(174)
Total other income (expense), net	$(36)	$(4,386)

See Note 18 - Related Party and Affiliated Transactions for more information about the commission earned from Overstock.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

14. INCOME TAXES

The provision (benefit) for income taxes consists of the following (in thousands):

	Year ended December 31,
	2021	2020
Current	$32	$8
Deferred	248	41
Total provision (benefit) for income taxes	$280	$49

The tax expense for the year ended December 31, 2021 and 2020 is primarily related to state minimum taxes and amortization of indefinite-lived goodwill.

The components of our deferred tax assets and liabilities as of December 31, 2021 and 2020 are as follows (in thousands):

	December 31
	2021	2020
Deferred tax assets
Net operating loss carryforwards	$34,503	$28,710
Intangible assets	2,736	2,717
Operating lease liabilities	2,366	2,453
Accrued expenses	2,066	2,320
Research and development tax credits	449	782
Other	2,427	2,366
Gross deferred tax assets	44,547	39,348
Valuation allowance	(40,352)	(34,526)
Total deferred tax assets	4,195	4,822
Deferred tax liabilities
Operating lease right-of-use assets	(2,040)	(2,066)
Goodwilll	(1,275)	(996)
Other	(1,306)	(1,938)
Total deferred tax liabilities	(4,621)	(5,000)
Total deferred tax assets (liabilities), net	$(426)	$(178)

Deferred tax assets (liabilities), net are recorded as a component of Other long-term liabilities on the Consolidated Balance Sheets as of December 31, 2021 and 2020, respectively.

At December 31, 2021, we have federal net operating loss carryforwards with no expiration date of approximately $141.3 million; the utilization of these net operating loss carryforwards is limited to 80% of taxable income in any given year. We also have federal net operating loss carryforwards of approximately $10.7 million which expire between 2034 and 2037. We have state net operating loss carryforwards of approximately $1.5 million which primarily expire in 2027 and 2030. At December 31, 2021, we have federal research credit carryforwards of

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
approximately $0.6 million that expire between 2035 and 2040. Ownership changes under Internal Revenue Code Section 382 could limit the amount of net operating losses or credit carryforwards that can be used in the future.

We are subject to taxation in the United States and various state jurisdictions, and we file a U.S. Corporation Form 1120 return as we have taken a C Corporation election. Tax years beginning in 2016 are subject to examination by taxing authorities, although net operating loss and credit carryforwards from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

Each quarter we assess the recoverability of our deferred tax assets under ASC 740. We assess the available positive and negative evidence to estimate whether we will generate sufficient future taxable income to use our existing deferred tax assets. We have limited carryback ability and do not have significant taxable temporary differences to recover our existing deferred tax assets, therefore we must rely on future taxable income, including tax planning strategies, to support their realizability. We have established a valuation allowance for our deferred tax assets not supported by carryback ability or taxable temporary differences, primarily due to uncertainty regarding our future taxable income. We have considered, among other things, the cumulative loss incurred over the three-year period ended December 31, 2021 as a significant piece of objective negative evidence. We intend to continue maintaining a valuation allowance on our net deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. The amount of the deferred tax asset considered realizable could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as long-term projections for growth. We will continue to monitor the need for a valuation allowance against our remaining deferred tax assets on a quarterly basis. Since December 31, 2021, the valuation allowance increased by $5.8 million.

15. BROKER DEALERS

The Company wholly owns three broker-dealers, SpeedRoute and tZERO ATS, LLC, which were acquired in January 2016, and tZERO Markets, LLC, whose broker-dealer registration with the SEC became effective in August 2020.

SpeedRoute is an electronic, agency-only, FINRA-member broker-dealer that provides connectivity for its customers to U.S. equity exchanges as well as off-exchange sources of liquidity such as alternate trading systems. All of SpeedRoute's customers are registered broker-dealers. SpeedRoute does not hold, own, or sell securities.

tZERO ATS, LLC is a FINRA-member broker-dealer that owns and operates an alternative trading system (the "tZERO ATS") and is a wholly-owned subsidiary of tZERO. The tZERO ATS is a closed trading system available only to broker-dealer subscribers. The tZERO ATS does not accept orders from non-broker-dealers, nor does it hold, own, or sell securities. The tZERO ATS currently supports the trading of three digital securities, the Series A-1 preferred stock, TZROP, and Aspen Digital, Inc.'s depository receipts for its common stock.

tZERO Markets, LLC is a FINRA-member broker-dealer that provides online brokerage services, supporting the trading of digital securities on the tZERO ATS. It launched its web application and began to open individual retail accounts in October 2020. tZERO Markets is also approved to act as a placement agent or underwriter in certain securities offerings but has not yet launched these business lines.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

Each of the Company's broker-dealers are subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The following table summarizes the net capital ratio (in thousands, apart from the net capital ratio):

	December 31, 2021	December 31, 2020
SpeedRoute
Net capital	$2,923	$2,360
Required net capital	214	319
Net capital, in excess of required	$3,137	$2,679
Net capital ratio	1.10	2.03

tZERO ATS, LLC
Net capital	$795	$822
Required net capital	250	5
Net capital, in excess of required	$1,045	$827
Net capital ratio	0.12	0.04

tZERO Markets, LLC
Net capital	$728	$1,576
Required net capital	50	50
Net capital, in excess of required	$778	$1,626
Net capital ratio	0.21	0.07

Each of the Company's broker-dealers did not have any securities owned or securities sold, not yet purchased at December 31, 2021 and December 31, 2020, respectively.

16. PELION TRANSACTION AGREEMENT

On January 25, 2021, Overstock entered into the Transaction Agreement with Medici Ventures Pelion MV GP,
L.L.C (the “General Partner”), and Pelion, Inc. (the “Transaction Agreement”). The transactions contemplated by the Transaction Agreement closed on April 23, 2021. Pursuant to the Transaction Agreement, (i) Medici Ventures converted to a Delaware limited partnership (the “Partnership”), (ii) the General Partner became the sole general partner of the Partnership, and Overstock, along with any other stockholders of Medici Ventures at the time of the closing of the Transaction Agreement became limited partners of the Partnership, (iii) Overstock converted the outstanding intercompany debt owed to it by tZERO into shares of common stock in tZERO, and (iv) Medici made an additional investment of $13.0 million in the common shares of tZERO. See Note 16 - Borrowings. Pursuant to the terms of the Partnership’s Limited Partnership Agreement, Overstock and any other limited partners subsequently admitted to the Partnership agreed to make a capital commitment of $45.0 million to the Partnership in proportion to their equity interest in the Partnership to fund the Partnership’s capital needs. The term of the Partnership is eight years commencing on April 23, 2021, which may be extended for one year by the General Partner.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020

The debt conversion of $99.2 million described above was completed during the quarter ended March 31, 2021. As of December 31, 2021, Medici Ventures and Overstock held approximately 41.1% and 40.3%, respectively, of tZERO’s outstanding common stock.

The closing of the transactions contemplated by the Transaction Agreement occurred on April 23, 2021. At this closing, Overstock entered into the Limited Partnership Agreement with the Partnership, the General Partner, and Pelion, Inc., pursuant to which the General Partner became the sole general partner, holding a 1% equity interest in the Partnership, and Overstock became a limited partner, holding a 99% equity interest in the Partnership. As a result, the General Partner has sole authority and responsibility regarding investing decisions, appointing board members of the portfolio companies, and exercising all shareholder rights for assets of the Partnership currently holds — including its interest in tZERO.

In connection with the Pelion transaction, Overstock reported that it would no longer consolidate tZERO as part of its financial statements. As a result, Overstock ceased reporting tZERO as a separate segment in its quarterly report for the quarter ended March 31, 2021 and is expected to include substantially less disclosure regarding tZERO in its future public filings than it has in prior periods.

As of December 31, 2021, Overstock indirectly owns 91.0% of the issued and outstanding common stock of the Company and the remaining 9.0% of the Company is held by 33 other individual or entity shareholders, many of whom are employees or former employees of the Company.

17. BORROWINGS

Acquisition Note Payable to Parent

In connection with the acquisition of tZERO Crypto Inc. ("tZERO Crypto"), we entered into a demand note dated December 21, 2018 with Medici Ventures. Under the demand note, we have borrowed $4.0 million, which matured on December 31, 2020 and subsequently was extended. The notes bear interest at a rate equal to 4.0% per annum.

During the first quarter of 2021, we converted the outstanding balance of the Acquisition Note Payable to Parent into shares of tZERO common stock. See Note 16 – Pelion Transaction Agreement

Operating Note Payable to Overstock

Overstock provides additional services or funding to and for our benefit; however, any such additional services or funding are at the sole discretion of Overstock, which has no obligation to provide any additional services or funding. All additional services, funding, intellectual development work, and other costs and expenses incurred by Overstock, or advanced to us, in the furtherance of our business is deemed a loan by Overstock to the us. Such amounts bear interest at 7.0% per annum, compounded, and, unless otherwise agreed by Overstock, must be repaid by us in monthly payments due on the 15th day of each month in an amount equal to 50% of our net revenues (gross revenues minus operating costs) for the preceding calendar month. Our results have not yet allowed for any of these monthly repayments to date. We may prepay any amount of any such loans at any time without penalty.

During the first quarter of 2021, we converted the outstanding balance of the Operating Note Payable to Parent into shares of tZERO common stock. See Note 1 - Basis Of Presentation

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Note Payable to Medici Ventures L.P.

The Company entered into a promissory note with Medici Ventures L.P. dated December 22, 2021. Under the promissory note, we have borrowed $5.0 million, which matures on December 31, 2023. The note bears interest at a rate equal to 3.0% per annum.

During the first quarter of 2022, we converted the outstanding balance and accrued interest into shares of tZERO preferred shares as a part of the Intercontinental Exchange ("ICE") Investment. See Note 20 - Subsequent Events.

18. RELATED PARTY AND AFFILIATED TRANSACTIONS

In October 2016, we entered into an agreement to provide Overstock with access to the Existing tZERO Software Platform in exchange for a $20,000 per month subscription fee, which is included in Revenues, net in the Consolidated Statement of Operations. This agreement was terminated during 2021.

On January 1, 2019, Medici Ventures transferred its 33% equity interest in tZERO Crypto to us for a
$4.0 million convertible promissory note maturing on December 31, 2020 and the assignment of certain intellectual property to Medici Ventures. This note was paid as part of the Pelion transaction. See Note 17 – Borrowings.

Overstock, which holds an indirect majority interest in us, provides additional services or funding to and for our benefit; however, any such additional services or funding are at the sole discretion of Overstock, which has no obligation to provide any additional services or funding. All additional services, funding, intellectual development work, and other costs and expenses incurred by Overstock, or advanced to us, in the furtherance of our business is deemed a loan by Overstock to us. During 2021 we were allocated $0.6 million and during 2020, we were allocated
$3.8 million as allocated expenses from Overstock.

As part of the Acquisition of Bitsy in December 2018, we entered into an agreement with Medici Ventures to provide its technical personnel for a limited period of time to assist us in building out the Bitsy software (tZERO Crypto App) with payment to be made in form of Company’s common stock upon completion. We have recognized $0.0 million and $0.2 million in compensation expense for the year ended December 31, 2021 and December 31, 2020, respectively.

Certain of our employees hold equity awards (grants of options and restricted stock awards) originally issued by our parent entity, Medici Ventures, and its parent Overstock, which provides the right to acquire shares of common stock in those entities. These awards were originally granted to these employees while employed by either Medici Ventures or Overstock and prior to the employees transfer to tZERO. The downstream awards will continue to vest while these employees are providing services to tZERO over their original vesting term of 3 years. There was $0.0 million down stream stock compensation expense for the year ended December 31, 2021 and $1.4 million for the year ended December 31, 2020.

19. GOING CONCERN

We have generated limited revenue and have accumulated losses since inception. As such, our continuation as a going concern is currently dependent upon obtaining sufficient financing. There is no assurance that sufficient financing will be available to us when needed to allow us to continue as a going concern, therefore substantial doubt about the Company’s ability to continue as a going concern exists. The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include but are not limited to obtaining equity financing, issuing debt, or entering into other financing arrangements and restructuring

tZERO Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
of operations to grow revenues and decrease expenses. However, given the impact of the economic downturn on the U.S. and global financial markets, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The Consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern. See Note 20 - Subsequent Events.

20. SUBSEQUENT EVENTS

Speedroute and ATS Settlement

In January 2022 Speedroute, a settlement was reached between the Company and NYSE & NASDQ and a total of $0.9 million of which $0.4 million was paid to NASDAQ and $0.5 million to NYSE. ATS agreed to an Offer of Settlement with the SEC, related to admitted infractions between 2014 and 2020. A fine of $0.8 million was imposed and subsequently paid in January 2022.

Intercontinental Exchange Investment

On February 22, 2022, tZERO completed an initial strategic funding round (the “ICE Investment”) from new and existing investors, including Intercontinental Exchange, Inc. (“ICE”), a leading operator of global exchanges and clearing houses and provider of mortgage technology, data and listings services, Overstock and Medici. As part of the transaction, each of the participants acquired shares of new Series B convertible preferred stock and Medici Ventures converted the outstanding intercompany debt owed to it by us into shares of our Series B convertible preferred stock. As a result of the strategic investment, ICE became a significant minority shareholder in tZERO.

On August 22, 2022, ICE and certain other investors closed a second funding round.

Sale of SpeedRoute, LLC

In connection with the Intercontinental Exchange investment, the Company sold its broker-dealer subsidiary SpeedRoute, LLC, to Overstock, Medici Ventures and SMPV, LLC.

BSTX Impairment

BSTX has incurred substantial losses and had a retained deficit as of December 31, 2021. BSTX ’s deteriorating financial condition, negative cash flows from operations and a working-capital deficiency casts doubt about the BSTX’s ability to continue as a going concern. As a result, Company management has determined that the investment in BSTX was impaired and has written it off in the first quarter of calendar year 2022.

We have evaluated the impact of all subsequent events through November 2, 2022, the date these financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.